

June 2, 2009

Mr. Wiktor Musial
President, Principal Executive Officer, Principal Financial Officer
TAMM Oil and Gas Corp.
Suite 405, 505 8th Ave., SW
Calgary, Alberta Canada T2P 1G2

> **Re:** **TAMM Oil and Gas Corp.**
> **Form 10-K for the Fiscal Year Ended March 31, 2008**
> **Filed July 14, 2008**
> **Form 10-Q for the Fiscal Quarter Ended December 31, 2008**
> **Filed February 17, 2009**
> **Response Letter Dated April 30, 2009**
> **File No. 000-52881**

Dear Mr. Musial:

    We have reviewed your response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2008

General

1.   As requested in our initial letter of March 23, 2009, please provide in writing a statement from the company acknowledging that:

    · the company is responsible for the adequacy and accuracy of the disclosure in the filing;

    · staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Plan of Operation, page 20

2.   We read and considered your response to our prior comment 5. Given the significance of the royalty agreement to your financial position, please include additional management discussion and disclosure of the following in your filing:

·   the relationship of the lease you refer to in your response to the royalty agreement;
·   the remaining terms of the lease;
·   what property the lease relates to;
·   how royalties are calculated;
·   how amortization of the royalty agreement will be made; and
·   how impairment of the royalty agreement will be assessed and determined.

Refer to the instructions to Item 303(a) of Regulation S-K.

Notes to Financial Statements, page F-7

Note 3 – Summary of Significant Accounting Policies, page F-7

General

3.   We read and considered your response to our prior comment 7. In addition to the revised disclosure you propose, please provide disclosure of the amortization policy for your royalty agreements.

Evaluation of Impairment of Long-lived Assets, page F-10

4.   We read and considered your response to our prior comment 11, and note that you propose to add revised disclosure that describes the treatment of your exploration costs prior to the establishment of proven reserves, and indicates that you follow the full cost method of accounting for your oil and natural gas properties. However, your revised disclosure still does not address your policy for evaluation of unproved properties. Additionally, please confirm to us that the existing disclosure in your filing is being replaced by the proposed revised disclosure you are adding.

Note 4 – Receivable from an Affiliated Entity, page F-10

5.   We read and considered your responses to our prior comment 12. We remind you that disclosures of oil and gas activities are based on Rule 4-10 of Regulation S-X. As such, please remove the disclosure with regard to the estimate of barrels of oil contained on the property, if such estimate is not based on proven reserves.

Changes in Internal Controls, page 24

6.   We read and considered your responses to our prior comment 16, and noted that your revised proposed disclosure now addresses any changes in internal controls over financial reporting. However, the timeframe of your assessment in your proposed disclosure is "at the date of their evaluation." This assessment must address any changes in internal control *that occurred in the fourth quarter of your fiscal year*. Refer to Regulation S-K, Item 308T(b).

Engineering Comments

7.   We have reviewed your response to prior comment 19 from our letter dated March 23, 2009. If you disclose in a filing that your reserves are determined by an independent petroleum engineer you should disclose the name of the independent petroleum engineer.   Please see instruction 4(B) to Item 102 of Regulation S-K. Please confirm that in future filings you will provide this information to investors.

8.   We have reviewed your response to prior comment 20. Please supplementally provide us with an approximate date you will update your corporate website with the cautionary language.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Gary Newberry, at (202) 551-3761, or Donald F. Delaney, at (202) 551-3863, if you have questions regarding comments on the financial statements and related matters. You may contact Jim Murphy, Petroleum Engineer, at (202) 551-3703, with questions about engineering comments. Please contact me, at (202) 551-3461, with any other questions.

Sincerely,

Christopher J. White
Branch Chief